September 27, 2012

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Mission New Energy Limited

Form 20-F for the Fiscal Year Ended June 30, 2011

Filed December 28, 2011

File No 001-35022

Dear Mr. O’Brien:

On behalf of Mission NewEnergy Limited (the “Company”), we hereby submit the following responses to your letter dated August 31, 2012 (the “Comment Letter”), containing comments from the staff of the Securities and Exchange Commission (the “Staff”) relating to the Form 20-F for the fiscal year ended June 30, 2011.

In this letter, we have reproduced your comments in italics typeface, and have made our responses in normal typeface. In addition, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We respectfully request that the Staff provide its further comments at its earliest convenience.

Form 20-F for the Fiscal Year Ended June 30, 2011

Comparison of Results of Operations, page 54

1.	In future filings please quantify cost increases period over period of your material feedstocks, inputs and raw materials. For example, you disclose on page 54 that your operating margins are impacted by the price of crude palm oil, mineral diesel and your refined product but you do not quantify price increases period over period. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Response:	The Company will comply with this request in future filings.

Mr. Terence O’Brien

September 27, 2012

Liquidity and Capital Resources, page 57

2.	You disclose on Page F-34 that at June 30, 2011 you have a plant that is in the process of being transferred to you from the fixed price turnkey contractor. In future filings please discuss the cash requirements for such a facility and the source of these funds. Refer to Section 501.13 of the Financial Reporting Codification for guidance.

Response:	The Company will comply with this request in future filings.

3.	Given your going concern opinion from your auditors, history of losses, excess of liabilities over assets and negative cash flows from operating activities as of June 30, 2011, in future filings please quantify your cash requirements by category for the next year and discuss whether you will need to seek financing to satisfy your debt obligations and fund operations.

Response:	The Company will comply with this request in future filings.

Report of Independent Registered Public Accounting Firm

4.	You disclose on page F-9 that your financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We note that your independent registered accountant's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. Please amend your filing to either provide an audit report that includes an opinion on whether the financial statements comply with IFRS as issued by the IASB or reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

Response:               On September 27, 2012, the Company filed Amendment No. 2 to its annual report on Form 20-F for the fiscal year ended June 30, 2011, which contains an opinion from the Company’s independent accountant in its report that the Company’s financial statements are fairly stated in all material respects in conformity with IFRS as issued by the IASB.

If this response does not adequately answer all of your questions, or if you have any further questions, please contact the undersigned and we will supply further detail as quickly as possible.

Sincerely,

/s/ William B. Nelson

William B. Nelson